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SEC Mail Processing Section
MAR 06 2015
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** ENDING **12/31/14**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Buckman, Buckman, and Reid**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

174 Patterson Avenue
(No. and Street)

Shrewsbury, NJ 07702
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Famiglietti (732) 530-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGuigan Tombs and Company
(Name – *if individual, state last, first, middle name*)

2399 Highway 34, Building D Manasquan, NJ 08736
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **H. John Buckman Jr.** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Buckman, Buckman & Reid, Inc**, as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN A. FAMIGLIETTI
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 22, 2018

Signature

Managing Director
Title

John A. Famiglietti 3/3/15
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate

We have audited the accompanying consolidated financial statements of Buckman, Buckman & Reid, Inc. (a New Jersey corporation) and Affiliate, which comprise the consolidated statements of financial condition as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule, 17a-5 under the Securities and Exchange act of 1934, and the related notes to the consolidated financial statements and supplemental information. Buckman, Buckman & Reid, Inc. and Affiliate's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Buckman, Buckman & Reid, Inc. and Affiliate as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information included on pages 17 and 18 has been subjected to audit procedures performed in conjunction with the audit of Buckman, Buckman and Reid, Inc. and Affiliate's consolidated financial statements. The supplemental information is the responsibility of Buckman, Buckman & Reid, Inc. and Affiliate's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 24, 2015
Manasquan, New Jersey

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE

Consolidated Statements of Financial Condition

December 31, 2014 and 2013

ASSETS

	2014	2013
Cash and cash equivalents	$ 951,723	$ 289,169
Deposits with clearing organizations	100,000	100,528
Securities owned - equities, at fair value	198,927	223,557
Receivable from clearing organizations	838,009	837,937
Other receivables	127,453	83,303
Prepaid expenses and other assets	88,449	89,713
Note receivable - stockholder	80,000	80,000
Property and equipment at cost, net of accumulated depreciation of $233,296 in 2014 and $232,603 in 2013	-	693
	$ 2,384,561	$ 1,704,900

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
Accounts payable and accrued expenses	$ 1,612,052	$ 728,902
Marketable equity securities sold short, at fair value	-	193,129
Collateralized agreements:		
Subordinated loans	610,000	675,000
Secured demand note - stockholder	80,000	80,000
Total liabilities	2,302,052	1,677,031
Stockholders' equity		
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,576 shares in 2014 and 2013, respectively	1,248,212	1,248,212
Additional paid in capital	52,166	52,166
Accumulated deficit	(1,217,869)	(1,272,509)
Total stockholders' equity	82,509	27,869
	$ 2,384,561	$ 1,704,900

See accompanying notes to consolidated financial statements